SEC FILE NO.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) Of The Securities Act Of 1934

STRIKER ENERGY CORP.
--------------------------------------------------------------------
(Name of Small Business Issuer in Its Charter)

Nevada 20-2590810
------------------------------ -------------------------
(State or Other Jurisdictions of (I.R.S. Employer Identifi-
                                        Incorporation or Organization) cation Number

                            1305 - 12 Ave West, Suite 1402
Vancouver, BC, Canada V6H-1M3
----------------------------------------------------------------------------------------------
(Address of Principal Executive Offices) (Zip Code)

(604) 733-3356
---------------------------------------------------------------
(Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.0001
--------------------------------------------
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Striker Energy Corp. was incorporated in the State of Nevada on March 18, 2005 to engage in the exploration of mining properties. In May 2006, we completed a public offering of our securities pursuant to an exemption provided by Rule 504 of Regulation D, registered in the State of Nevada, and raised a total of $50,000. Our primary goal is to engage in the acquisition, exploration and development of natural resource properties, beginning with our current claims in the State of Nevada. We are only in the exploration stage and there can be no assurance that any commercially viable mineralized deposits exist, or will be found, on these properties until such time as appropriate exploration work can be done on the properties and a comprehensive economic evaluation based upon such work is concluded.

Properties and Mining Claims

In September 2005, we entered into an agreement to acquire a 50% right, title and interest in and to the Bald Mountain Wash Gold Property and the Bald Mountain Claims from Gee-Ten Ventures Inc., an unrelated third party, by making a cash payment of $5,000 upon execution of the agreement. The terms of the agreement require an additional $10,000 on the second anniversary of the date of execution of the agreement. The agreement also requires us to perform $200,000 in exploration work on the properties during the first two years of the agreement; and to have performed $500,000 in exploration work in total completed by the end of the third year of the agreement. In addition, we are required to make any and all payments to the Nevada Bureau of Land Management, as may be required to maintain the Bald Mountain Claims in good standing.

Bald Mountain Wash Gold Project

The Bald Mountain Wash Gold property consists of sixteen contiguous unpatented lode claims, covering a total surface area of 331 acres, located near latitude 38o35’30”N and longitude 117o00’25”W and are in section 2 of T8N and R44E, and Section 35 of T9N and R44E, Nye County, State of Nevada. The property is within the Manhattan Caldera and within an area of significant gold production, as emphasized by the nearby Round Mountain mine, which in 1988 had reserves of 8 million ounces of gold and 30 million ounces of silver.

The property is characterized by fault-controlled veins, and disseminated gold mineralization that is possibly of the bedding-replacement or manto type. The latter type of gold deposit model supports the possibility of the presence of a large tonnage economic gold deposit. The property is known to contain significant gold mineralization, based on gold values in soils (up to 6980 ppb), rocks in surface trenches (up to 540 ppb) and samples from reverse circulation drilling (up to 50 feet of 0.033 oz/t gold from 75 to 125 feet in hole 91-3) performed by prior owners of record.

The property is located on the eastern flank of the northerly tending Toquima range. These mountains are underlain by a mixed succession of lithologies ranging from lower Paleozoic sediments through to Cretaceous intrusives and Tertiary volcanics and pyroclastics. The central part of the range, in particular that area covered by the property, is underlain by Tertiary volcanics and tuffs.

Volcanism in Earlier Tertiary times produced a series of Calderas along what is now the Toquima range. Some of these calderas are associated with producing gold mines. The Round Mountain mine is inferred to lie on the edge of a less well-defined, older caldera. The property lies within and at the edge of the Manhattan Caldera. The Toquima range itself is the product of uplift along northerly trending basin and range normal faults that developed after the volcanism (Boden, 1986). These faults are believed to be critical elements in the development of gold-silver mineralization, serving as channel ways to guide hydrothermal solutions to porous, permeable and reactive zones in the Tertiary tuffs (Berger et al., 1983). The claims are situated in a somewhat unique structural setting. Shawe et al (1988) outline the resurgent nature of volcanism in the Manhattan Caldera and show that the western half of the Bald Mountain Wash gold property occurs on a horst of uplifted tuff.

The property, within the Manhattan Caldera, is marked by Cretaceous granite on the northern and eastern boundary. Within the caldera and underlying the claims, is a succession of gently east to southeasterly dipping Tertiary tuffs. A major northerly trending normal fault, with offset in the order of 1,000 feet, has down-dropped quartz latite tuffs (Tpc) on the east against silicic tuffs (Tru) on the west. Mineralization located to date on the claims is situated in the silicic tuffs immediately west of the inferred trace of the fault; suggesting that the fault acted as a conduit for the mineralizing solutions.

Prospecting in this area has a history that goes back to the 1860’s with the exploitation of high-grade gold and silver veins in the area (Kleinhampl et al. 1984). In the late 1970’s, improved extraction technology for treating low grade gold-silver ore produced a boom in the area. Smokey Valley Mining Company (Echo Bay Mines, Homestake Mining Co. and Case, Pomeroy & Co.) has produced over 400,000 ounces of gold per year from their Round Mountain mine.

Ricafuerte Mining Corp.’s initial exploration of the property in 1987 consisted of soil and rock sampling. Ricafuerte originally staked 66 “AAA” Claims (the Bald Mountain Wash claims represent 16 of the original 66 Ricafuerte claims). Further soil work and prospecting were carried out in 1988, 1989, and 1990. In 1991, Ricafuerte conducted a six-hole reverse circulation drill program. Ground conditions were excellent and all holes were drilled dry. Average footage rate was 500 feet per day of drilling. Gold geochemical and 30 element ICP analysis work was conducted by Pioneer Laboratories Ltd and this data is compiled in Verley (1991).

According to a geological report of the property, prepared in 2002 by Peter A. Christopher, PhD, PEng, of Peter Christopher & Associates Inc. there is a good possibility of locating an economic gold deposit on the property with a two-phase reverse circulation drill program with drill holes targeted mainly on geophysical criteria.

The property is accessible by motor vehicle from Tonopah, 38 miles to the south-southwest, via Highway 376, and then from the Belmont turnoff, on Highway 18. The last 6 miles to the property is a dirt road. The drive from Tonopah is a total of 46 miles and takes approximately one hour.

The climate is typical of Nevada where year round mining is normal, hot and dry in the summer but cold and subject to snow in the winter.

Surface rights are held by the Bureau of Land Management, but within lands administered by the US Department of Agriculture Forest Service. During 1998, a Plan of Operation on the claims was submitted to the US Department of Agriculture Forest Service and approved pending payment of a $2,500 bond. Power is available at the Belmont turnoff, less than 10 miles by road from the property. Water is available by drilling and at established wells at various places throughout the area. Flowing water occurs in several creeks in the general area during runoff.

Mining personnel are available throughout Nevada due to its historic and current high level of mining activity. We intend to hire independent mining contractor personnel on an as-needed basis.

There has been no production from the Bald Mountain Wash gold property. There are no measured ore resources or reserves on the Bald Mountain Wash gold property. All the work programs on the Bald Mountain Wash gold property have been exploratory searches for ore grade mineralization.

Proposed Exploration Program

As disclosed in geological reports, prior exploration work on the properties has indicated that mineral occurrences exist in the area; however, further exploration is needed to determine what amount of minerals, if any, exist and if any minerals which are found can be economically extracted and profitably processed.

Our exploration program has been designed to economically explore and evaluate mining properties which, in our opinion, may merit development.

We do not claim to have any mineralization or reserves whatsoever at this time on any of our properties; however, based on preliminary research and geological reports on our properties and the surrounding area, Management believes there is a sufficient basis to engage in exploration activities.
We will be spending the next twelve months completing preliminary research and gathering samples and data to finalize the detailed exploration work programs required under the Bald Mountain Wash Gold Property Agreement.

We intend to complete the exploration work in a two-phase reverse circulation drill program with drill holes targeted mainly on geophysical criteria over a period of 3 years.

The first phase of the program will consist of seven reverse circulation drill holes totaling 2,100 feet. These holes are targeted mainly on anomalous induced polarization/resistivity/magnetic geophysical survey results. In addition, surface mapping and sampling will be carried out in order to gain an understanding of structural and alteration controls affecting mineralization. The cost of the first phase is estimated at approximately $100,000.

The second phase 3,000 foot follow-up reverse circulation drilling program, contingent upon success of the Phase 1 program, is proposed to further explore and extend the potential of the property as established by Phase 1. The objective will be to define, by step-out drilling, tonnage potential of discoveries identified in the first phase drilling program. A minimum of ten holes is proposed.

Environmental Regulations

Environmental laws and regulations relating to public lands are expected to be tightly enforced. We intend to explore and, when required, develop all of our properties in strict compliance with all environmental requirements applicable to the mineral processing and mining industry. We will secure all the necessary permits for exploration and, if development is warranted, will file final Plans of Operation prior to the commencement of any mining operations. We anticipate no discharge of water into any active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No significant endangered species will be disturbed. Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to all legal requirements. Any portals, adits or shafts will be sealed upon abandonment of a property.

It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined until we commence our operations and know what that will involve from an environmental standpoint.

Competition

The gold mining industry is highly fragmented and competitive. We are competing with many other exploration companies looking for gold and other minerals. We are among the smallest exploration companies in existence and we are an infinitely small participant in the gold exploration business, which is the foundation of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our current claims or properties. Readily available commodities markets exist around the world for the sale of gold and other minerals. Therefore, if we discover mineralization on our properties, we would likely be able to sell the minerals in the market.

Government Regulations

We will be subject to all the laws, rules and regulations which govern the mineral processing and mining industry and we intend to fully comply with all environmental, health and safety laws, rules, regulations and statutes.

Specifically, the proposed exploration of the property will be governed by the State of Nevada Mining laws, rules and regulations. We will determine and comply with all rules and regulations governing operations prior to commencement of same.

Office Facilities

We lease shared office facilities at 1305 - 12 Ave West, Suite 1402, Vancouver, British Columbia, Canada, on a month-to-month basis. The facilities include fax and phone services and shared office and meeting facilities. The lease is verbal and the monthly rental fee is $200.

Employees

At present, we have no employees, other than our current officers and directors, who devote their time as required to our business operations. The President is not presently compensated for his services and does not have an employment agreement with us. Our Vice President of Exploration will receive a $2,000 retainer and 2,000 shares of Common Stock for his services for the current year. Once commencement of Phase 1 of the Exploration Program begins, we expect to hire a Project Geologist and Field Assistant; however, we have not yet placed any ads or interviewed for these positions. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, may adopt such plans in the future. There are presently no personal benefits available to any officers, directors or employees.

Available Information

Upon the effective date of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

We expect our current cash in the bank of approximately $43,000 at May 31, 2006 and as of the date of the filing of this registration statement to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

We will be spending the next twelve months completing preliminary research and gathering samples and data to finalize the detailed exploration work programs required under the Bald Mountain Wash Gold Property Agreement.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months. For the period from inception March 18, 2005 to May 31, 2006, we had no revenues and incurred net operating losses of $33,260, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our initial public offering documents in the State of Nevada and acquisition of our interest in the Bald Mountain Wash gold property.

Net cash provided by financing activities since inception was $55,000, plus $14,081 in officer advances (see Note 6 to the May 31, 2006 financial statements included herein). We raised $50,000 in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 from the private sale of stock to our president and director.

Should the results of our preliminary research, sample gathering and analysis confirm our expectations, we will finalize the detailed exploration work programs required under the Bald Mountain Wash Gold Property Agreement. At that time, we will need to raise additional funds through loans or the sale of additional equity securities to complete the exploration work program and for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

The independent auditor’s report accompanying our February 28, 2006 audited financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements have been prepared “assuming that the Company will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business. Our ability to continue as a going concern is dependent on raising additional capital to fund our exploration work program. There can be no assurance that we will be able to raise sufficient additional capital or eventually generate positive cash flow from operations to address all of our cash flow needs. We estimate that our current cash in the bank will satisfy our cash requirements for at least the next 12 months. However, our ability to continue as a going concern thereafter will be dependent on our ability to generate revenues or raise additional capital. There can be no assurance that we will be able to raise sufficient additional capital, if and when needed, or attain positive cash flow from operations.

Our fiscal year end is February 28.

Plan of Operation/Projected Milestones

We intend to complete our exploration work in a two-phase reverse circulation drill program with drill holes targeted mainly on geophysical criteria over a period of 3 years. The first phase of the program will consist of seven reverse circulation drill holes totaling 2,100 feet. These holes are targeted mainly on anomalous induced polarization/resistivity/magnetic geophysical survey results. In addition, surface mapping and sampling will be carried out in order to gain an understanding of structural and alteration controls affecting mineralization. The cost of the first phase is estimated at approximately $100,000.

The second phase 3,000 foot follow-up reverse circulation drilling program, contingent upon success of the Phase 1 program, is proposed to further explore and extend the potential of the property as established by Phase 1. The objective will be to define, by step-out drilling, tonnage potential of discoveries identified in the first phase drilling program. A minimum of ten holes is proposed.

A geological model for the property has been proposed that indicates tonnage may be found in replacement, manto-type gold mineralization associated with higher grade veins. Past sampling of soils, surface rocks in trenches and samples from drilling indicate that significant gold grades occur locally. Thus, it is believed that there is good potential for locating an economic gold deposit on the Bald Mountain Wash gold property.

As disclosed in geological reports, exploration work on our properties has indicated that mineral occurrences exist in the area of our properties; however, further exploration is needed to determine what amount of minerals, if any, exist and if any minerals which are found can be economically extracted and profitably processed.

Our exploration program has been designed to economically explore and evaluate mining properties which, in our opinion, may merit development.

We do not claim to have any mineralization or reserves whatsoever at this time on any of our properties; however, based on preliminary research and geological reports on our properties and the surrounding area, Management believes there is a sufficient basis to engage in exploration activities.

Some of the Significant Risks Associated with Our Business

1.	We are a high risk, development-stage company and, as such, there is uncertainty regarding our future profitability.

We are considered an exploration stage company as we have not had any mining operations since our incorporation on March 18, 2005. We have acquired a property and appointed a Vice President of Exploration and expect to engage in exploration on this and other properties. We do not have any earnings and there is no guarantee that we will be successful in our proposed business plans and find an economic ore body. Our independent auditors have expressed the opinion that there is substantial doubt about our ability to continue as a going concern. We estimate that our current cash in the bank will satisfy our cash requirements for at least the next 12 months. However, our ability to continue as a going concern thereafter will be dependent on our ability to generate revenues or raise additional capital. There can be no assurance that we will be able to raise sufficient additional capital, if and when needed, or attain positive cash flow from operations. There can be no assurance that we will be able to raise sufficient additional capital to implement our business plan and fund our exploration work program. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail. We face all the risks inherent in a relatively new business and there can be no assurance that our activities will be successful and lead to the discovery of an economic ore body or profits.

2.	We Lack an Operating History.

We were incorporated on March 18, 2005 and have not yet commenced exploration of our property. We have no operating history upon which an evaluation of our future prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the competitive mining industry. The mining business is, by nature, extremely speculative. Our ability to implement a successful exploration program is highly dependent upon a number of factors, including our ability to locate and acquire profitable mineral properties with good potential and to conduct effective exploration programs while minimizing exploration costs. Based upon current plans, we expects to incur operating losses in future periods as we incurs significant expenses associated with the exploration of our mineral properties. We cannot guarantee that it will be successful in finding economic resources, realizing revenues or achieving or sustaining positive cash flow in the future and any such failure could have a material adverse effect on our business, financial condition and results of operations.

3.	The Mineral Exploration Industry is Highly Speculative.

Gold, silver and strategic metals exploration is highly speculative in nature, involving many risks which even a combination of scientific knowledge and experience cannot overcome, often resulting in unproductive efforts. We are in the very early exploration stage and cannot guarantee that our exploration work will be successful or that any minerals will be found or that any production of minerals will be realized. Although we believe there is a sufficient basis to engage in exploration work on our properties, such work may not result in the discovery of any known minerals or revenues.

4.	The Mining Claims Have No Known Ore Reserves.

We do not claim any known ore reserves on our properties and there is no guarantee that any will be found or, if located, ever extracted or sold at a profit. Unless we discover reserves and are able to extract and sell them at a profit.

5.	The Mining Claims May Be Invalid.

The validity of certain mining claims depends upon numerous circumstances and factual matters, many of which are discoverable of record or by other available means, and is subject to many uncertainties of existing law and its applications. If the mining claims we have acquired are determined to be invalid, our planned business operations would be delayed until we were able to locate and acquire additional valid claims.

6.	Our Continued Existence and Future Profitability is Highly Dependent Upon the Price of Precious Metals and Ores.

The economic viability of a minerals exploration program is highly dependent on, among many other factors, political issues and general economic conditions. During periods of economic downturn or slow economic growth, coupled with eroding consumer confidence or rising inflation, the price and/or sale of precious metals could be severely impacted. Such factors would likely have an immediate effect on our proposed business operations and/or profitability.

7.	Transportation Difficulties and Weather Interruptions May Affect and Delay Proposed Mining Operations and Impact Our Proposed Business.

Our mining properties are accessible by road, however, the last six miles to the property is on dirt roads. The climate in the area is hot and dry in the summer, but cold and subject to snow in the winter, which could at times hamper accessibility, depending on the winter season precipitation levels. As a result, our exploration and mining plans could be delayed for several months each year.

8. We May Be Delayed in or Unable to Comply with Government and Environmental Laws, Rules and Regulation Related to our Proposed Operations Which Would Severely Impact our Proposed Business.

Our proposed mineral exploration programs will be subject to extensive laws, rules and regulations. Various governmental permits will be required prior to implement of proposed operations. We are not assured of receiving such permits as and when needed for operations, or at all. In addition, existing, as well as future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploration of our properties. The extent to which future legislation and/or regulations might affect operations cannot be predicted. There is no assurance environmental or safety standards more stringent than those presently in effect may not be enacted, which could adversely affect future exploration programs. Also, the industry often finds itself in conflict with the interests of private environmental groups which often have an adverse effect on the mining industry.

Our mining claims are within an area designated as a Research Natural Area by the US Department of Agriculture Forest Service. We have received no indication that the area will be withdrawn from mineral exploration, but there is no guarantee that the claims will not be withdrawn from mineral exploration.

9.	Supplies Needed for Exploration May Not Always be Available.

Competition and unforeseen limited sources of supplies needed for our proposed exploration work could result in occasional spot shortages of supplies of certain products, equipment or materials. There is no guarantee we will be able to obtain certain products, equipment and/or materials as and when needed, without interruption, or on favorable terms. Such delays could affect our proposed business plans.

10.	We are Dependent on Key Personnel.

Our future performance will be substantially dependent on the continued services of our senior management and other key personnel. We currently have two executive officers, and the loss of the services of either of them could harm our business. We do not have long-term employment agreements with our key personnel and we do not maintain any "key person" life insurance policies. Our future success also will depend on our ability to attract, train, retain and motivate other highly skilled mining personnel, as and when needed. Competition for these personnel is intense and we may be unable to successfully attract, integrate or retain sufficiently qualified employees when needed, which could impact our operations and profitability.

11.	There is currently no established public trading market for our common stock.

Our securities are not listed for quotation on any public exchange and there is currently no active trading in our common stock and there is no assurance that an active trading market will ever develop. Accordingly, there is a very high risk that our current stockholders may not be able to be resell their securities at any time in the future.

12.	Dependence On Additional Financing/Risk of Unavailability; Possible Additional Dilution:

Assuming implementation of our proposed business plans our continued operation will be dependent upon our ability to locate economic mineral resources and/or identify and acquire additional properties in areas with good exploration potential and obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. In addition, any future equity funding would most likely result in a further dilution to existing shareholders.

13. Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

ITEM 3. DESCRIPTION OF PROPERTY

We have entered into an agreement to acquire a 50% right, title and interest in and to the Bald Mountain Wash Gold Property and the Bald Mountain Claims. We have made a cash payment of $5,000 and under terms of the agreement we are required to pay an additional $10,000 on the second anniversary date of the agreement and perform $200,000 in exploration work on the properties during the first two years of the agreement; and to have performed $500,000 in exploration work in total by the end of the third year of the agreement. In addition we are required to make any and all payments to the Nevada Bureau of Land Management, as may be required to maintain the Bald Mountain Claims in good standing. The Bald Mountain Wash Gold property consists of sixteen contiguous unpatented lode claims, covering a total surface area of 331 acres, located near latitude 38o35’30”N and longitude 117o00’25”W and are in section 2 of T8N and R44E, and Section 35 of T9N and R44E, Nye County, State of Nevada.

We lease shared office facilities at 1305 - 12 Ave West, Suite 1402, Vancouver, British Columbia, Canada, on a month-to-month basis. The facilities include fax and phone services and shared office and meeting facilities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information regarding Common Stock beneficially owned on the date of this filing for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 10,002,000 shares of our Common Stock issued and outstanding.

Name and Address             Amount and Nature of
of Beneficial             Beneficial   Percent of
Owner (1)                 Ownership    Class
_____________________________________________________________________

Shawn Perger         5,000,000     50%
1305 - 12 Ave West, Suite 1402,
Vancouver, B.C., Canada. V6H 1M3

Laurence Stephenson             2,000    0.02%
302-15015 Victoria Ave
White Rock, BC, V4B 1G2
____________________
All Officers and
Directors as a Group (2 persons)                5,002,000    50.02%

(1) The person named above, who is an officer, director and principal shareholder, may be deemed to be a parent and promoter, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officers, directors or beneficial owners and no plans to issue any such rights in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES

The following table sets forth our directors, executive officers and other significant employees, their ages, and all their offices and positions with our company. Directors are elected for a period of one year and serve until the next annual meeting at which their successors are duly elected by the stockholders and qualified. Annual meetings are to be scheduled by the Board of Directors each year. Officers and other employees serve at the will of the Board of Directors.

Name of Director/Officer  Age       Positions

Shawn Perger    45            President, Secretary, Treasurer and Director
Suite 1401-1305 West 12th Ave.
Vancouver, British Columbia
V6H 1M3 Canada

Laurence Stephenson   57            Vice President Exploration and Director
1136 Martin Street
White Rock, British Columbia
V4B 3W1 Canada

Background of Officers and Directors

Shawn Perger has been the President, Secretary, Treasurer, Principal Accounting Officer and a Director of our company since inception and a director since November 28, 2005. Since 2002, Mr. Perger has been President of Skyline Investor Relations Corp., an investor relations company dedicated to bringing shareholder value to young public and private companies. From 1998 to 2002, Mr. Perger was a stockbroker with Georgia Pacific Securities, a mid-sized Canada-wide brokerage firm that had seats on all four Canadian stock exchanges located in Vancouver, British Columbia, Canada. From 1990 to 1998, Mr. Perger was the owner/operator of Ambleside Bistro and the Village Bistro located in Vancouver, Canada. From 1980 to 1990, Mr. Perger was a consultant to many different hospitality organizations.  Mr. Perger will devote his time as required to the business of our company.

Laurence Stephenson joined us in December 2005 as Vice President of Exploration and a Director. Mr. Stephenson graduated from Oakwood Collegiate Institute in 1967 with his senior matriculation and worked in the summers of 1967 and 1968 for Watts Griffis & McQuat Ltd., a company involved in Mineral Exploration, as a Consultant. In the summer of 1969, Mr. Stephenson worked as a junior Geologist for J.K. Boothe & Associates, a company specializing in Mineral Exploration Consulting. In 1975, he graduated from Carleton University in Ottawa, Ontario with a Bachelor of Science degree in geology. From 1975 to 1985, Mr. Stephenson was District Geologist for Duval International Corporation of Toronto, Ontario, where his duties were the planning, organizing and budgeting for exploration programs throughout Eastern Canada and the United States. In addition, he was responsible for hiring and evaluating both geological and office staff and supervised up to 12 part and full time workers at any given time. He was responsible for the preparation of managerial and assessment reports for the Toronto head office and was the individual who liaised between the head office and the district offices. He assisted in the formation of local governmental lobby groups in the Province of Newfoundland and Labrador. In 1985, Mr. Stephenson graduated from York University in Toronto with a Masters of Business Administration. In May 1985, he became a director of Spirit Lake Explorations Ltd., a company listed on the Montreal Stock Exchange and remained as a director until 1990. In July 1985, he incorporated GeoFin Inc., a private consulting company providing the investment community with geological and financial business advice, and became its president, which title he still holds today. In October 1987, Mr. Stephenson became a director of Glencairn Explorations Ltd., a company listed on the TSX Venture Exchange where he was instrumental in organizing the company’s venture into a South American diamond project and participating in financing and geological advice with respect to ongoing ventures for the company, including the start up of gold producer Wheaton River Explorations Inc., an independent subsidiary of Glencairn Explorations Ltd. He remained a director of this company until 2002. In April 1988, he became a director of Strike Minerals Inc., a company trading over the counter in Toront,o where he remained as director until April 1993. In June 1988, he was appointed a director of Barkhor Resources Inc, a company listed on the Vancouver Stock Exchange and remained as such until June 1990. From 1988 to 1991, as president, he was responsible for the organization and coordinated the establishment of Kokanee Explorations Ltd., a junior exploration company publicly traded on the Vancouver Stock Exchange. His responsibilities were to negotiate with numerous exploration companies, prospectors and governmental departments to secure prospects and permits to enable the company to conduct its exploration programs. In addition, to hiring and evaluating geological staff, preparing engineering and assessment reports, investor reports and business plans, he was responsible for ensuring the company conformed to securities and mining regulations and in ensuring Kokanee Explorations Ltd. was listed on the senior board of the Vancouver Stock Exchange. From 1991 to 1994, Mr. Stephenson was appointed a director of Golden Hemlock Exploration Ltd., a company listed on the Vancouver Stock Exchange where his duties were to conduct negotiations with numerous exploration companies with respect to joint ventures situations and financing. In addition, he was responsible for reviewing and advising the company on its exploration programs, responsible for compliance with the securities and mining regulation and overseeing all engineering and investor reports. In April 1994, he was appointed Vice-President of Exploration, Corporate Secretary and founding Director of Golden Chief Resources Ltd., a company listed on the Vancouver Stock Exchange, where he was responsible for organizing and coordinating the reverse take over of Copeland Technologies. In addition, he was responsible for coordinating the regulatory work to secure prospects and permits to enable the company to conduct its exploration programs, designing and implementation of geological exploration programs, overseeing the preparation of all geological and assessment reports and taking an active interest in investors relations through assisting in the raising of funds and communication with investors on a regular basis. Since his departure from Golden Chief Resources Ltd. In 1999, Mr. Stephenson was involved in the reorganization of Sutcliffe Resources Inc., a company listed on the Toronto Venture Stock Exchange in Canada. In addition, to working with Sutcliffe Resources Inc., he has maintained his involvement with GeoFin Inc., where he offers consulting services to the exploration industry and assists in both financial planning for exploration companies and developing them to their full potential. Mr. Stephenson will devote his time as required to the business of our company.

ITEM 6. EXECUTIVE COMPENSATION

There are currently no plans to compensate the President until we commence operations. We have agreed to pay the Vice President of Exploration, Mr. Stephenson a $2,000 retainer and 2,000 shares of Common Stock for his services for the current year. We will reimburse officers and directors for any out-of-pocket expenses incurred on behalf of our company. We do not have employment agreements or key-man life insurance.

______________________________________________________________________________

                                SUMMARY COMPENSATION TABLE
______________________________________________________________________________
                                                    Annual Compensation                                          Long-Term Compensation
                                                                                                                                      Awards                  Payouts
Name and                                                                                            Other
Position(s)                        Year       Salary             Bonus            Compensation
Shawn Perger                   2005       None               None                 None                  None                    None
President, Secretary,       2006       None               None                 None                  None                    None
Principal Accounting
Officer, Treasurer
and Director

Laurence Stephenson     2005       None               None                 None                  None                    None
Vice President of             2006      $2,000               None             2,000 Shares (1)    None                    None
Exploration and
Director

(1) In August 2006, we issued 2,000 shares of restricted Common Stock to Mr. Stephenson as additional compensation for his services as a Vice President of Exploration and Director. The shares were valued at $0.01 per share, the price of the common stock sold in our initial public offering in May 2006.

Employment Agreements

The officers and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We do not have any related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES

As of the date of this filing, there were 10,002,000 shares of Common Stock issued and outstanding, which are held by a total of 36 stockholders of record.

Common Stock

The authorized capital stock consists of 75,000,000 shares of Common Stock, par value $.0001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting

The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends

As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports

We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent

Our stock transfer agent is Transfer Online Inc. of Portland, Oregon, an independent stock transfer agency.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS

As of the date of this filing, there were a total of 36 shareholders of record, holding a total of 10,002,000 shares of our common stock.

A total of 5,002,000 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 5,000,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

ITEM 2. LEGAL PROCEEDINGS

To the best of our Management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

James Stafford, Independent Registered Public Accountants, have been our only auditors December 2005 and there have been no disagreements between us.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In May, 2006, a total of 5,000,000 shares of Common Stock were issued to 34 investors in exchange for $50,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on March 1, 2006. Prior to purchase, each purchaser was furnished a copy of an Offering Memorandum, reviewed and qualified by the State of Nevada, which contained all of the required financial and business disclosures, as well as information regarding the limitations on possible resale of their shares in the future, all pursuant to the disclosure requirements of Regulation D, Rule 504. In addition, each purchaser was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and any additional information they wanted to verify the accuracy of the information we furnished in the Offering Memorandum. None of the purchasers requested any information in addition to the offering documents. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

In September 2005, we issued 5,000,000 shares of restricted Common Stock to Shawn Perger, the President, Secretary and Treasurer of the Company, in exchange for cash in the amount of $5,000, which was used to acquire the 50% interest in the Bald Mountain claims, and as consideration for proprietary rights, business plans, organizational services and expenses advanced in the incorporation and startup of the Company. The shares are "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. These securities may only be sold in compliance with Rule 144 which provides, in essence, that officers and directors and others holding restricted securities (such as those described above) may each sell, in brokerage transactions, an amount equal to 1% of the Company’s total outstanding Common Stock every three (3) months. In addition, Rule 144 provides that shares must not be sold until they have been held for a period of at least one (1) year from the date they were fully paid for. The possible sale of these restricted securities under Rule 144 may, in the future, have a depressive effect on the price of the Company’s Common Stock in any public market which may develop, assuming there is such a market, of which there can be no assurance. Furthermore, persons holding restricted securities for two (2) years who are not "affiliates" of the Company, as that term is defined in Rule 144, may sell their securities pursuant to Rule 144 without any restrictions and/or limitations on the number of shares sold, assuming there is such a market, of which there can be no assurance.

In August 2006, 2,000 shares of restricted Common Stock were issued to Laurence Stephenson, our Vice President of Exploration and a Director, as additional compensation for his services for the fiscal year March 1, 2006 through February 28, 2007.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Nevada Corporation Law, and specifically, Nevada Revised Statutes Ch. 78.751, and Article 5.1 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interests. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

PART F/S

Following are audited financial statements for the period from inception to February 28, 2006, audited by James Stafford, our Independent Registered Public Accountants, and the unaudited financial statements for the period ended May 31, 2006.

Striker Energy Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

James Stafford
                                                                             James Stafford
                                                                             Chartered Accountants*
                                                                             Suite 350 - 1111 Melville Street
                                                                             Vancouver, British Columbia
                                                                             Canada V6E 3V6
                                                                             Telephone +1 604 669 0711
                                                                             Facsimile +1 604 669 0754

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
Striker Energy Corp.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Striker Energy Corp. as of 28 February 2006, and the related statements of operations, cash flows and changes in stockholder’s equity for the period from the date of inception on 18 March 2005 to 28 February 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 28 February 2006 and the results of its operations, cash flows and changes in stockholder’s equity for the period from the date of inception on 18 March 2005 to 28 February 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                     “James Stafford”
Vancouver, CanadaChartered Accountants

4 July 2006

Striker Energy Corp.
(An Exploration Stage Company)
Balance Sheet
(Expressed in U.S. Dollars)
As at 28 February

2006
$

Assets

Current
Cash and cash equivalents	3,964

Liabilities

Current
Accounts payable and accrued liabilities (Note 4)	5,520
Due to related party (Note 5)	14,081

19,601

Stockholder’s equity
Capital stock (Note 7)
Authorized
2006 - 75,000,000 common shares, par value $0.0001
Issued and outstanding
2006 - 5,000,000 common shares, par value $0.0001	500
Additional paid-in capital	5,100
Deficit, accumulated during the exploration stage	(21,237)

(15,637)

3,964

Nature and Continuance of Operations (Note 1), Commitments (Note 8), Subsequent Events (Note 10)

On behalf of the Board:
/s/ Shawn Perger, Director /s/ Laurence Stephenson, Director

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Operations
(Expressed in U.S. Dollars)
For the period from the date of inception on 18 March 2005 to 28 February 2006

$

Expenses
Acquisition of mineral property interest (Note 3)	5,000
Bank charges and interest	110
Consulting fees	4,146
Legal and accounting fees	8,851
Licenses and permits	2,519
Office expense	11
Rent (Note 6)	600

Net loss for the period	(21,237)

Basic and diluted loss per common share	(0.008)

Weighted average number of common shares used in per share calculations	2,622,478

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Cash Flows
(Expressed in U.S. Dollars)
For the period from the date of inception on 18 March 2005 to 28 February 2006

$

Cash flows from operating activities
Net loss for the period	(21,237)
Adjustments to reconcile loss to net cash used by operating activities
Contribution to capital - rent (Note 6)	600
Changes in operating assets and liabilities
Increase in accounts payable and accrued liabilities	5,520

(15,117)

Cash flows from financing activities
Increase in due to related party (Notes 5 and 6)	14,081
Common shares issued for cash (Note 7)	5,000

19,081

Increase in cash and cash equivalents, being cash and cash equivalents, end of period	3,964

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Changes in Stockholder’s Equity
(Express in U.S. Dollars)

	Number of shares issued	Share Capital	Additional paid-in capital	Deficit, accumulated during the development stage	Total Stockholder’s equity
		$	$	$	$

Balance at 18 March 2005 (inception)
Restricted common shares issued for cash ($0.001 per share) - 1 September 2005 (Note 7)	5,000,000	500	4,500	-	5,000
Contributions to capital by related party (Note 6)	-	-	600	-	600
Net loss for the period	-	-	-	(21,237)	(21,237)

Balance at 28 February 2006	5,000,000	500	5,100	(21,237)	(15,637)

                            The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

1.	Nature and Continuance of Operations

Striker Energy Corp. (the “Company”) was incorporated under the laws of the State of Nevada on 18 March 2005 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The Company intends to engage in the acquisition and exploration of mineral properties. The Company intends to conduct exploration activities on its current and future properties and, if warranted, will seek a major mining company to joint venture in any development and/or production. The Company is currently based in North Vancouver, British Columbia, Canada.

The Company is an exploration stage company, as defined in Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”, and Industry Guide 7 of the Securities Exchange Commission Industry Guide. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principle operations have not commenced, and, accordingly, no revenue has been derived during the organization period.

The Company’s financial statements as at 28 February 2006 and for the period from the date of inception on 18 March 2005 to 28 February 2006 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of approximately $21,237 for the period from the date of inception on 18 March 2005 to 28 February 2006 and has a working capital deficiency at 28 February 2006 of $15,637.

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy for the remainder of 2006. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

As at 28 February 2006, the Company was not currently fully engaged in an operating business and expects to incur development stage operating losses for the next year to eighteen months. It intends to rely on officers and directors to perform essential functions with minimal compensation until a business operation can be fully commenced. Management believes the Company will be able to raise sufficient capital to implement its business plan, and thus will continue as a going concern during this period while its plans are implemented.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

 The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America applicable to exploration stage   enterprises. The functional currency is the U.S. dollar, and the financial statements are presented in U.S. dollars.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Mineral property costs

The Company has been in the exploration stage since its formation on 18 March 2005 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.
Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management’s estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Fair value of financial instruments and derivative financial instruments

The carrying amounts of cash and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Income taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in futures years.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

Basic and diluted net loss per share

The Company computes net income (loss) per share in accordance with SFAS No.128, “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 28 February 2006, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Segments of an enterprise and related information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, supersedes SFAS No. 14, “Financial Reporting for Segments of a Business Enterprise”. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

Start-up expenses

The Company has adopted Statement of Position No. 98-5, “Reporting the Costs of Start-up Activities”, which requires that costs associated with start-up activities be expensed as incurred.  Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from the date of inception on 18 March 2005 to 28 February 2006.

Foreign currency translation

The Company’s functional and reporting currency is U.S. dollar. The financial statements of the Company are translated to U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncement

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) ("SFAS No. 123R"), “Share-Based Payment”. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity of liability instruments issued. SFAS No. 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. The scope of SFAS No.123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No.123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under APB Opinion No. 25, many investors and other users of financial statements believed that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after 15 December 2005. The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between accounting principles generally accepted in the United States of America and generally accepted accounting principles developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS No. 153 amends APB Opinion No. 29, “Accounting for Non-monetary Transactions”, that was issued in 1973. The amendments made by SFAS No.153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No.153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The effect of adoption of this standard is not expected to have a material impact on the Company's results of operations and financial position.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

FASB has also issued SFAS No. 151, SFAS No. 152 and SFAS No. 154, but they will not have any relationship to the operations of the Company; therefore, a description and its impact on the Company's operations for each have not been disclosed.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107 to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

3.	Mineral Property

On 28 September 2005 the Company entered into a mineral property option agreement (the “Agreement”) with an unrelated third party (the “Seller”), wherein the Company would acquire 50% of the rights, title and interests in and to the Bald Mountain Claims in Nye County, Nevada. The Agreement called for the Company to pay $5,000 in cash on signing, to make a second cash payment of $10,000 on the second anniversary of the agreement and complete exploration expenditures totalling $500,000 over a 3 year period (Note 8). On 28 September 2005 the Company consummated the Agreement and paid the Seller $5,000.

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

5.	Due to Related Party

The balance due to related party is non-interest bearing, unsecured and is due on demand.

As at 28 February 2006, the balance of $14,081 due to related party is payable to an officer, director and shareholder of the Company.

6.	Related Party Transactions

During the period from the date of inception on 18 March 2005 to the year ended 28 February 2006, an officer and director of the Company made contributions to capital for rent in the amount of $600.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

7.	Capital Stock

Authorized

The total authorized capital is 75,000,000 common shares with a par value of $0.0001.

Issued and outstanding

The total issued and outstanding capital stock is 5,000,000 common shares with a par value of $0.0001 per common share.

On 1 September 2005, 5,000,000 common shares of the Company were issued to an officer and director of the Company for cash proceeds of $5,000.

8.	Commitments

The Company has outstanding and future commitments under a mineral property option agreement (Note 3).

9.	Income Taxes

The Company has losses carried forward for income tax purposes to 28 February 2006. There are no current or deferred tax expenses for the period ended 28 February 2006 due to the Company’s loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
28 February 2006

The provision for refundable federal income tax consists of the following:

For the period from the date of inception on 18 March 2005 to 28 February 2006
$

Refundable federal tax asset attributable to:
Current operations	7,221
Contributions to capital by related parties	(204)
Less: Change in valuation allowance	(7,017)

Net refundable amount	-

The composition of the Company’s deferred tax assets as at 28 February 2006 is as follows:

For the period from the date of inception on 18 March 2005 to 28 February 2006
$

Net operating loss carryforward	20,637

Statutory federal income tax rate	34%
Effective income tax rate	0%

Deferred tax asset	7,017
Less: Valuation allowance	(7,017)

Net deferred tax asset	-

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
Expressed in U.S. Dollars)
28 February 2006

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at 28 February 2006, the Company has an unused net operating loss carry-forward balance of approximately $20,637 that is available to offset future taxable income. This unused net operating loss carry-forward balance expires in 2025.

10.	Subsequent Events

The following events occurred subsequent to 28 February 2006:

1.
In May 2006, the Company completed a public offering of securities pursuant to an exemption provided by Rule 504 of Regulation D, registered in the State of Nevada, and issued 5,000,000 common shares for total cash proceeds of $50,000.

2.	The Company agreed to issue 2,000 restricted common shares to an officer and director of the Company as compensation for services rendered.

11. Supplemental Disclosures with Respect to Cash Flows

For the period from the date of inception on 18 March 2005 to 28 February 2006
$

Cash paid during the period for interest	-
Cash paid during the period for income taxes	-

Striker Energy Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Striker Energy Corp.
(An Exploration Stage Company)
Balance Sheet
(Expressed in U.S. Dollars)
(Unaudited)

	As at 31 May 2006	As at 28 February 2006
		$

Assets

Current
Cash and cash equivalents	43,541	3,964

Liabilities

Current
Accounts payable and accrued liabilities (Note 4)	6,520	5,520
Due to related party (Note 5)	14,081	14,081

	20,601	19,601

Stockholders’ equity
Capital stock (Note 7)
Authorized
31 May 2006 - 75,000,000 common shares, par value $0.0001
28 February 2006 - 75,000,000 common shares, par value $0.0001
Issued and outstanding
31 May 2006 - 10,000,000 common shares, par value $0.0001	1,000	500
28 February 2006 - 5,000,000 common shares, par value $0.0001
Additional paid-in capital	55,200	5,100
Deficit, accumulated during the exploration stage	(33,260)	(21,237)

	22,940	(15,637)

	43,541	3,964

Nature and Continuance of Operations (Note 1), Commitments (Note 8), Subsequent Events (Note 10)

On behalf of the Board:

/s/ Shawn Perger, Director /s/ Laurence Stephenson, Director

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Operations
(Expressed in U.S. Dollars)
(Unaudited)

	For the period from the date of inception on 18 March 2005 to 31 May 2006	For the three month period ended 31 May 2006	For the period from the date of inception on 18 March 2005 to 31 May 2005
	$	$	$

Expenses
Acquisition of mineral property interest (Note 3)	5,000	-	-
Bank charges and interest	373	264	-
Consulting fees	4,146	-	2,146
Legal and accounting fees	17,876	9,025	656
Licenses and permits	3,636	1,117	1,296
Office expenses	29	17	-
Rent (Note 6)	1,200	600	-
Transfer agent fees	1,000	1,000	-

Net loss for the period	33,260	12,023	4,098

Basic and diluted loss per common share		0.002

Weighted average number of common shares used in per share calculations		6,630,435

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Cash Flows
(Expressed in U.S. Dollars)
(Unaudited)

	For the period from the date of inception on 18 March 2005 to 31 May 2006	For the three month period ended 31 May 2006	For the period from the date of inception on 18 March 2005 to 31 May 2005
	$	$	$

Cash flows from operating activities
Net loss for the period	(33,260)	(12,023)	(4,098)
Adjustments to reconcile loss to net cash used by operating activities
Contribution to capital - rent (Note 6)	1,200	600	-
Changes in operating assets and liabilities
Increase in accounts payable and accrued liabilities	6,520	1,000	125

	(25,540)	(10,423)	(3,973)

Cash flows from financing activities
Increase in due to related party (Notes 5 and 6)	14,081	-	4,073
Common shares issued for cash (Note 7)	55,000	50,000	-

	69,081	50,000	4,073

Increase in cash and cash equivalents	43,541	39,577	100

Cash and cash equivalents, beginning of period	-	3,964	-

Cash and cash equivalents, end of period	43,541	43,541	100

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Statement of Changes in Stockholders’ Equity
(Expressed in U.S. Dollars)
(Unaudited)

	Number of shares issued	Share Capital	Additional paid-in capital	Deficit, accumulated during the development stage	Total Stockholders’ equity
		$	$	$	$

Balance at 18 March 2005 (inception)
Restricted common shares issued for cash ($0.001 per share) - 1 September 2005 (Note 7)	5,000,000	500	4,500	-	5,000
Contributions to capital by related party (Note 6)	-	-	600	-	600
Net loss for the period	-	-	-	(21,237)	(21,237)

Balance at 28 February 2006	5,000,000	500	5,100	(21,237)	(15,637)
Common shares issued for cash ($0.01 per share) - 2 May 2006	5,000,000	500	49,500	-	50,000
Contributions to capital by related parties (Note 6)	-	-	600	-	600
Net loss for the period	-	-	-	(12,023)	(12,023)

Balance at 31 May 2006	10,000,000	1,000	55,200	(33,260)	22,940

The accompanying notes are an integral part of these financial statements.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

1.	Nature and Continuance of Operations

Striker Energy Corp. (the “Company”) was incorporated under the laws of the State of Nevada on 18 March 2005 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The Company intends to engage in the acquisition and exploration of mineral properties. The Company intends to conduct exploration activities on its current and future properties and, if warranted, will seek a major mining company to joint venture in any development and/or production. The Company is currently based in North Vancouver, British Columbia, Canada.

The Company is an exploration stage company, as defined in Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”, and Industry Guide 7 of the Securities Exchange Commission Industry Guide. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principle operations have not commenced, and, accordingly, no revenue has been derived during the organization period.

The Company’s financial statements as at 31 May 2006 and for the three month period ended 31 May 2006 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of approximately $12,023 for the three month period ended 31 May 2006 (31 May 2005 - $4,098) and has working capital at 31 May 2006 of $22,940 (28 February 2006 - working capital deficit of $15,637).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy for the remainder of 2006. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

As at 31 May 2006, the Company was not currently fully engaged in an operating business and expects to incur development stage operating losses for the next year to eighteen months. It intends to rely on officers and directors to perform essential functions with minimal compensation until a business operation can be fully commenced. Management believes the Company will be able to raise sufficient capital to implement its business plan, and thus will continue as a going concern during this period while its plans are implemented.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America applicable to exploration stage enterprises. The functional currency is the U.S. dollar, and the financial statements are presented in U.S. dollars.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Mineral property costs

The Company has been in the exploration stage since its formation on 18 March 2005 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management’s estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Fair value of financial instruments and derivative financial instruments

The carrying amounts of cash and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Income taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in futures years.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Basic and diluted net loss per share

The Company computes net income (loss) per share in accordance with SFAS No.128, “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excluded all dilutive potential shares if their effect is anti-dilutive.

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 31 May 2006, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Segments of an enterprise and related information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, supersedes SFAS No. 14, “Financial Reporting for Segments of a Business Enterprise”. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Start-up expenses

The Company has adopted Statement of Position No. 98-5, “Reporting the Costs of Start-up Activities”, which requires that costs associated with start-up activities be expensed as incurred.  Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from the date of inception on 18 March 2005 to 31 May 2006.

Foreign currency translation

The Company’s functional and reporting currency is the U.S. dollar. The financial statements of the Company are translated to U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Recent accounting pronouncement

In December 2004, FASB issued SFAS No. 123 (Revised 2004) ("SFAS No. 123R"), “Share-Based Payment”. SFAS No. 123R require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity of liability instruments issued. SFAS No. 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. The scope of SFAS No.123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No.123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under APB Opinion No. 25, many investors and other users of financial statements believed that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after 15 December 2005. The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between accounting principles generally accepted in the United States of America and generally accepted accounting principles developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS No. 153 amends APB Opinion No. 29, “Accounting for Non-monetary Transactions”, that was issued in 1973. The amendments made by SFAS No.153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No.153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The effect of adoption of this standard is not expected to have a material impact on the Company's results of operations and financial position.

FASB has also issued SFAS No. 151, SFAS No. 152 and SFAS No. 154, but they will not have any relationship to the operations of the Company; therefore, a description and its impact on the Company's operations for each have not been disclosed.

In March 2005, the US Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 107 to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

3.	Mineral Properties

On 28 September 2005 the Company entered into a mineral property option agreement (the “Agreement”) with an unrelated third party (the “Seller”), wherein the Company would acquire 50% of the rights, title and interests in and to the Bald Mountain Claims in Nye County, Nevada. The Agreement calls for the Company to pay $5,000 in cash on signing, to make a second cash payment of $10,000 on the second anniversary of the Agreement and complete exploration expenditures totalling $500,000 over a 3 year period (Note 8). On 28 September 2005 the Company consummated the Agreement and paid the Seller $5,000.

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

44

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

5.	Due to Related Party

The balance due to a related party is non-interest bearing, unsecured and is due on demand.

As at 31 May 2006, the amount due to a related party consisted of $14,081 (28 February 2006 - $14,081) payable to an officer, director and shareholder of the Company.

6.	Related Party Transactions

During the three month period ended 31 May 2006, an officer and director of the Company made contributions to capital for rent in the amount of $600 (31 May 2005 - $Nil, cumulative - $1,200).

7.	Capital Stock

Authorized

The total authorized capital is 75,000,000 common shares with a par value of $0.0001.

Issued and outstanding

The total issued and outstanding capital stock is 10,000,000 common shares with a par value of $0.0001 per common share.

On 1 September 2005, 5,000,000 common shares of the Company were issued to an officer and director of the Company for cash proceeds of $5,000.

On 2 May 2006, the Company completed a public offering of securities pursuant to an exemption provided by Rule 504 of Regulation D, registered in the State of Nevada, and issued 5,000,000 common shares for total cash proceeds of $50,000.

8.	Commitment

The Company has outstanding and future commitments under a mineral property option agreement (Note 3).

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

9.	Income Taxes

The Company has losses carried forward for income tax purposes to 31 May 2006. There are no current or deferred tax expenses for the period ended 31 May 2006 due to the Company’s loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

The provision for refundable federal income tax consists of the following:

	For the three month period ended 31 May 2006	For the period from the date of inception on 18 March 2005 to 31 May 2005
	$	$

Refundable federal tax asset attributable to:
Current operations	4,088	1,393
Contributions to capital by related party	(204)	-
Less: Change in valuation allowance	(3,884)	(1,393)

Net refundable amount	-	-

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

The composition of the Company’s deferred tax assets as at 31 May 2006 and 28 February 2006 is as follows:

	As at 31 May 2006	As at 28 February 2006 (Audited)
		$

Net operating loss carryforward	32,060	21,237

Statutory federal income tax rate	34%	34%
Effective income tax rate	0%	0%

Deferred tax asset
Tax loss carry-forward	10,900	7,221
Less: Valuation allowance	(10,900)	(7,221)

Net deferred tax asset	-	-

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at 31 May 2006, the Company has an unused net operating loss carryforward balance of approximately $32,060 that is available to offset future taxable income. This unused net operating loss carry-forward balance expires in 2025.

10.	Subsequent Events

The following events occurred subsequent to 31 May 2006:

3.	The Company agreed to issue 2,000 restricted common shares to an officer and director of the Company as compensation for services rendered.

Striker Energy Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
31 May 2006

11. Supplemental Disclosures with Respect to Cash Flows

	For the period from the date of inception on 18 March 2005 to 31 May 2006	For the three month period ended 31 May 2006	For the period from inception on 18 March 2005 to 31 May 2005
$

Cash paid during the period for interest	-	-	-
Cash paid during the period for income taxes	-	-	-

PART III

Items 1 and 2. Index to and Description of Exhibits

Exhibit No.   Description_______________

* 3(i)         Articles of Incorporation
* 3(ii)        Bylaws
10.1           Property Purchase Agreement
10.2           Geological Report
23          Consent of Accountants to use of Audit

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Striker Energy Corp.,  a Nevada corporation

Date: August 25, 2006            By:/s/ Shawn Perger, President, CEO, Treasurer, Principal Accounting Officer and Director

Date: August 25, 2006            By:/s/ Laurence Stephenson, VP Exploration  and Director